Exhibit 99.1

2018-05-21

PRESS RELEASE

Oasmia Pharmaceutical Completes Spin-off of Veterinary Oncology Assets to Wholly Owned US Subsidiary, AdvaVet, Inc.

Uppsala, Sweden, May 21, 2018 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced the completed transfer of assets into its wholly owned, US-based subsidiary, AdvaVet, Inc. With this move completed, AdvaVet, Inc. can begin to unlock value for Oasmia shareholders through the development and commercialization of two new chemotherapy drugs that specifically target companion animals.

The New AdvaVet, Inc.

AdvaVet has started to build infrastructure in the US and has recently hired an experienced CEO and CFO from the veterinary industry, as well as a predominately US-based Board of Directors, who possess extensive commercial and financial experience, the company will gradually build out its commercial infrastructure in parallel with completing the clinical development of Doxophos Vet and Paccal Vet. Announcements of the leadership team and Board of Directors are forthcoming.

“We are very pleased with the progress that has been made to date regarding the spin-out of Oasmia’s veterinary assets and the ability to attract a Board of Directors with extensive experience in financing, clinical development, and executing innovative cash-pay commercial models in healthcare,” said Samuel Navarro, Board Member of AdvaVet, Inc. “This step offers the opportunity to launch an exciting new company that can transform the veterinary oncology market.”

Sichenzia Ross Ference Kesner LLP has served as advisor to Oasmia AB in the spin-out process. In addition, AdvaVet has engaged LifeSci Advisors LLC, a New York based advisory firm, to support on the continued establishment process in the US.

Unmet Needs in Animal Oncology Market

The market opportunity for animal oncology products is already significant as there are few products available for animal companions and the families who care for them.

According to a study conducted by the Morris Animal Foundation1, the primary concern of American pet owners today is companion animal cancer disease. An estimated 12 million dogs and cats are diagnosed with cancer in the US each year, and more than 80% die within two years of diagnosis due to unsatisfactory treatment options. The US market for chemotherapy used in companion animals is estimated at $500 million (USD) and is expected to grow with the introduction of specifically-designed veterinary chemotherapy products with favorable tolerability profiles.

1 https://www.morrisanimalfoundation.org/golden-retriever-lifetime-study-eupdate

About the Products

AdvaVet’s Doxophos Vet, the only doxorubicin-based product specifically designed for companion animals, is currently in phase II clinical development for lymphoma, a common cancer type in dogs and cats. Doxorubicin is well known to be very effective for lymphoma in humans, creating an opportunity to develop a product specifically designed for companion animals. Doxophos Vet holds minor use, minor species (MUMS) regulatory status with the U.S. Food and Drug Administration (FDA) a status that allows innovative treatments to be commercialized before collecting all necessary effectiveness data but after demonstrating that the pharmaceutical agent is safe and effective.

Paccal Vet, the only paclitaxel formulation specifically designed for use in companion animals, is currently in the phase II planning stage and has also been granted MUMS status. The paclitaxel formulations registered for human use cannot be used in companion animals due to severe hypersensitivity reactions, which AdvaVet’s novel XR17 platform helps prevent. The retinoid based (Vitamin-A analogue) XR17 drug-delivery platform (excipient) can capture lipid soluble compounds and due to the specific features of retinoid make these possible to be dissolved in common infusion solutions, thus avoiding the need for heavy premedication to minimize the risk for severe hypersensitivity reactions when treating with taxanes like paclitaxel. Paclitaxel is one of the most used cytostatics in human oncology, and AdvaVet is dedicated to make this available for beloved pets.

AdvaVet, Inc. is expected to initiate commercial activities in the US during the second half of 2018. Follow AdvaVet’s progress on www.advavet.com, Twitter (@AdvaVetInc) and Facebook.

For more information:

Julian Aleksov, Chairman of the Board, Oasmia Pharmaceutical AB

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For Media Inquiries:

Eric Fischgrund - FischTank Marketing and PR

Tel : +1 646 699 1414

E-mail: eric@fischtankpr.com

AdvaVet™, Doxophos Vet™ and Paccal Vet™ are all trademarks of AdvaVet, Inc.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on May 21, 2017.